EXHIBIT 99.1

Bonso Electronics to Present at the New York Society of Securities Analyst Conference in New York

HONG KONG, September 27, 2005/ -- Bonso Electronics International Inc. (NASDAQ:
BNSO) - a designer and manufacturer of Sensor based and Telecommunications products, today announced that they will be presenting at the "Investing in China and India Conference" on Thursday, 29 September 2005 at the Harvard Club, 32 West 45th Street, New York, NY 10035.



About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

     For more information, please contact
     In US - George OLeary
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong - Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724